UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 000-04829

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nabi Savings & Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of net assets available for benefits as of
December 31, 2009 and 2008	2

Statement of changes in net assets available for benefits
for the year ended December 31, 2009	3

Notes to financial statements	4 – 11

Supplemental Schedules

Schedule H,	13 – 14
Line 4a – Schedule of Delinquent Contributions
Line 4i – Schedule of assets (held at end of year)

Signature	15

Exhibit:

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Nabi Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi Savings and Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of the year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, L.L.P.

McLean, Virginia
June 29, 2010

Nabi Savings & Retirement Plan

Statements of Net Assets Available For Benefits

	December 31,
	2009	2008

Investments, at fair value	$12,480,950	$11,756,979
Employer contributions receivable	173,683	218,279
Participant contributions receivable	-	5,337
Net assets available for benefits	$12,654,633	$11,980,595

See accompanying notes and report of independent registered public accounting firm.

Nabi Savings & Retirement Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,724,689
Interest and dividends income	45,606

Contributions:
Participant	368,273
Employer	173,683
Total additions	3,312,251

Deductions from net assets attributed to:
Benefit paid to participants (including rollover distributions)	2,612,977
Administrative expenses	25,236
Total deductions	2,638,213

Net increase	674,038
Net assets available for benefits, beginning of year	11,980,595

Net assets available for benefits, end of year	$12,654,633

See accompanying notes and report of independent registered public accounting firm.

1. DESCRIPTION OF PLAN

The following description of the Nabi Savings & Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted on April 1, 1985. An eligible employee is eligible to participate in the Plan on the first day of the calendar quarter following the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective February 1, 2009, the Plan was amended and restated, and a new trustee was appointed. The Plan’s investment options were changed from funds managed by CitiStreet/ING to funds managed by ING Life Insurance and Annuity Company (ING). The conversion initiated a “blackout” period, which began January 23, 2009 and continued through February 13, 2009 until the new trustee had time to accurately complete the conversion. During this period, Plan assets could not be applied to the participants’ selected investment funds or withdrawn from the Plan. Participants’ assets were mapped so that all assets were readily placed in the new funds. In the absence of a valid election prior to the blackout date, participant investments were made to the applicable default investment vehicle. At the end of the blackout period, the Plan assets were invested in the new investment options. The Plan’s assets were received by ING on February 2, 2009.

Contributions

Contributions to the Plan are made by participants, in the form of elective deferrals, and by Nabi Biopharmaceuticals. Each year, participants may elect to defer for contribution to the Plan up to 92% of their pre-tax annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 402(g). Participants may also request that eligible rollover distributions from other qualified retirement plans be transferred into the Plan and credited to individual accounts maintained for their benefit. The amount contributed to the Plan annually by Nabi Biopharmaceuticals is determined by Nabi Biopharmaceuticals, in its discretion. With respect to the Plan year ended December 31, 2009, Nabi Biopharmaceuticals contributed to the Plan a company matching contribution equal to 100% of a participant’s elective deferral contributions up to 4% of the participant’s earnings, as defined by the Plan document.  Contributions are subject to certain regulatory limitations.

1. DESCRIPTION OF PLAN (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct the investment of the participant and employer contributions credited to his or her account into any of the Plan’s investment fund options. Participants may change their investment elections among these options on a daily basis. The Plan no longer allows active investments in Nabi Biopharmaceuticals common stock by participants but continues to be part of the Plan’s investment portfolio.

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contributions and rollover contributions, if any, (b) the participant’s share of employer contributions, (c) investment gains (or losses) attributable to (a) and (b); and each such account is charged with an allocation of administrative expenses. Employer contributions and administrative costs are allocated among accounts based on participants’ respective account balances or contributions, in accordance with a formula set forth in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

Vesting

Participants are 100% vested in their accounts.

Participant Loans

Participants may borrow from their Plan accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances subject to certain reductions based upon prior loans. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by the participant’s account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum distribution of their vested account balance or, in the case of a financial hardship, that portion of their vested account balance attributable to their elective deferral contributions (excluding, without limitation, earnings thereon) and necessary to meet the hardship.

Party-in-Interest Transactions

Plan assets are invested in common stock of Nabi Biopharmaceuticals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting which conforms to U.S. generally accepted accounting principles (U.S. GAAP).

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the investment as having a fair value equal to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of the Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. During 2009, the Plan paid from its assets all administrative fees that it incurred with the exception of the annual Trustee fee which was paid directly by Nabi Biopharmaceuticals.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

3. FAIR VALUE MEASUREMENTS

The fair value of the Plan’s investment portfolio is generated using various valuation techniques under accounting guidance and is placed into the fair value hierarchy considering the following: (i) the highest priority is given to quoted prices in active markets for identical assets (Level 1); (ii) the next highest priority is given to quoted prices in markets that are not active and to inputs that are observable either directly or indirectly, including quoted prices for identical or similar assets in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data, such as interest rates and yield curves (Level 2); and (iii) the lowest priority is given to unobservable inputs supported by little or no market activity and that reflect the assumptions about the exit price, including assumptions that market participants would use in pricing the asset (Level 3). An asset’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

A description of the valuation methodologies used for the Plan’s investments are as follows:

•
For valuations of the mutual funds, investments are valued based on current market value. All applicable mutual funds are traded in active markets at their net asset value per share. There are no contractual restrictions on the redemption of these investments, and the Plan does not have any contractual obligations to invest further in any of the individual mutual funds. These investments are classified as Level 1 in the fair value hierarchy;

•
For valuations of Nabi Biopharmaceuticals common stock, the Plan utilizes a market approach wherein the quoted price in the active market for identical assets is used. These investments are classified as Level 1 in the fair value hierarchy;

•
For valuations of the guaranteed investment contract, the Plan utilizes inputs and formula provided by ING to determine the fair value, including the credited rate, account balance and any market value adjustments or surrender charges. Determining fair value may require significant judgment and the use of information that may not be observable to market participants. These investments are classified as Level 3 in the fair value hierarchy;

•
The valuation for participant loans is the current principal outstanding at the reporting date. If there is a default, the Plan’s investment in the participant loan will be classified as a distribution to the participant thereby limiting any further obligation by the Plan for the participant’s account with respect to the benefit that is deemed distributed. These loans are classified as Level 3 in the fair value hierarchy.

•	Pooled separate accounts: valued at the closing net asset value (or unit value) of the units held by the Plan at year end based on information reported by ING.

The following tables’ presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2009 and 2008:

		Fair Value Measurements at 12/31/2009 Using
Description	Assets Measured at Fair Value at 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Pooled separate accounts:
Global/International	$1,995,742	-	1,995,742	-
Small/Mid/Specialty	1,895,130	-	1,895,130	-
Large Cap Growth	3,586,111	-	3,586,111	-
Large Cap Value	1,358,277	-	1,358,277	-
Bonds	1,543,033	-	1,543,033	-
Total pooled separate accounts	10,378,293	-	10,378,293	-
Nabi Biopharmaceuticals common stock	587,285	587,285	-	-
Money market fund	24,962	24,962	-	-
Guranteed investment contract	1,484,003	-	-	1,484,003
Participant loans	6,407	-	-	6,407
	$12,480,950	$612,247	$10,378,293	$1,490,410

		Fair Value Measurements at 12/31/2008 Using
Description	Assets Measured at Fair Value at 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds:
Global/International	$724,612	724,612	-	-
Small/Mid/Specialty	2,135,387	2,135,387	-	-
Large Cap Growth	3,069,289	3,069,289	-	-
Large Cap Value	1,367,969	1,367,969	-	-
Bonds	1,765,035	1,765,035	-	-
Money Market	2,133,525	2,133,525
Total mutual funds	11,195,817	11,195,817	-	-
Nabi Biopharmaceuticals common stock	552,710	552,710	-	-
Participant loans	8,452	-	-	8,452
	$11,756,979	11,748,527	-	8,452

The following table presents a reconciliation of Level 3 assets measured at fair value for 2009:

		Guranteeed
	Participant	Investment
	Loans	Contract
Beginning balance as of January 1	$8,452	-
Purchases, sales, issuances and settlements, net	(2,045)	1,484,003
Ending balance as of December 31	$6,407	1,484,003

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009		2008
Western Asset Government Money Market Fund, 2,133,525 shares	$	*	$2,133,525
American Funds AMCAP F 137,385 shares		*	1,649,998
Wells Fargo Advantage Government Securities, 133,943 shares		*	1,446,583
Janus Twenty Fund, 33,014 shares		*	1,419,291
T. Rowe Price Equity Income Fund, 80,280 shares		*	1,367,969
Harbor International Fund, 18,202 shares		*	724,612
Janus Forty Fund, 113,894 units		3,586,111	*
ING Fixed Account at contract value		1,484,003	*
Allianz NFJ Div Value, 164,959 units		1,358,277	*
ING PIMCO Total Return, 78,866 units		1,039,486	*
American Funds EuroPacific, 63,270 units		1,009,952	*
Lazard Emerging Markets, 70,936 units		985,790	*

 * Investments did not represent 5% or more of the Plan’s net assets at the end of the year.

During 2009, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) as follows:

Pooled separate accounts	$2,921,987
Nabi Biopharmaceuticals common stock	213,665
Mutual funds	(410,963)
$2,724,689

5. GUARANTEED INVESTMENT CONTRACT WITH ING

In 2009, the Plan entered into a guaranteed investment contract, ING Fixed Income, with ING. ING maintains the contributions governed by this contract in a general account that is managed by ING. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. ING may impose restrictions on the ability to move Plan assets into or out of this investment option or among investment options in general under the contract. Under the guaranteed investment contract, ING is contractually obligated to repay to the Plan the principal and a specified interest rate.

As described in Note 2, the guaranteed investment contract is presented on the statement of net assets available for benefits, as having a fair value equal to contract. Contract value, as reported by ING, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Certain events limit the ability of the Plan to transact at contract value with the issuer.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract determined in accordance with the foregoing at December 31, 2009 was $1,484,003. The guaranteed interest rate is based on a formula agreed upon with the issuer for the life of the contract as well as featuring two declared interest rates; a current rate, determined at least monthly, and a guaranteed minimum floor rate declared for a defined period, currently one calendar year. The average annual yield was 2.63%.

Certain events limit the ability to the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

6. RELATED PARTY

Fees paid to ING or its affiliates by the Plan for custodial and recordkeeping services were $25,236 for 2009. The investments also have internal expenses that compensate ING or its affiliates.

At December 31, 2009 and 2008, the Plan held 119,854, and 164,988 shares, respectively, of common stock of Nabi Biopharmaceuticals, the sponsoring employer, with a per share cost basis of $4.30 and $3.11, respectively.  During the year ended December 31, 2009, the Plan recorded no dividend income for Nabi Biopharmaceuticals common stock.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will remain 100% vested in their account balances.

8. TAX STATUS

The underlying non-standardized prototype plan has received an opinion from the Internal Revenue Service (IRS), dated March 31, 2008, stating that the form of the Plan is under Section 401 of the Internal Revenue Code (Code) and, therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2009-6, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

9. RISKS AND UNCERTAINTIES

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rates, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possibly that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

10. SUBSEQUENT EVENT

The Plan has evaluated subsequent events through June 29, 2010 and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

Supplemental Schedules

Nabi Savings and Retirement Plan
EIN 59-1212264 Plan No.: 001
Schedule H,
December 31, 2009

Line 4a – Schedule of Delinquent Contributions

		Total that constitutes non-exempt prohibited transactions
Pay-period ending	Participant contributions transferred late to the Plan for the plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Corrected under VFC program (PTE 2002-51)
01/23/2009	$14,769	$-	$14,769	$-	$-

Nabi Savings and Retirement Plan
EIN 59-1212264 Plan No.: 001
Schedule H,
December 31, 2009

Line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue		Description of Investment	Cost	Current Value
ING Life Insurance and Annuity Company	*	Janus Forty Large Growth Fund 113,894 units	**	$3,586,111
ING Life Insurance and Annuity Company	*	Allianz NFJ div Value Large Value Fund 164,959 units	**	1,358,277
ING Life Insurance and Annuity Company	*	ING PIMCO Total Return Intermediate Bond Fund 78,865 units	**	1,039,486
ING Life Insurance and Annuity Company	*	American Funds Euro Pacific Foreign Fund 63,270 units	**	1,009,952
ING Life Insurance and Annuity Company	*	Lazard Emerging Market Fund 70,936 units	**	985,790
ING Life Insurance and Annuity Company	*	ING Small Cap Fund 47,260 units	**	617,791
ING Life Insurance and Annuity Company	*	Allianz NFJ Small Cap Fund 43,172 units	**	596,917
ING Life Insurance and Annuity Company	*	Loomis Sayles Multisector Bond Fund 47,638 units	**	503,547
ING Life Insurance and Annuity Company	*	ING Global Resources Foreign Fund 29,685 units	**	326,766
ING Life Insurance and Annuity Company	*	ING Real Estate Fund 12,145 units	**	152,189
ING Life Insurance and Annuity Company	*	ING Val Choice Large Value Fund 6,533 units	**	70,299
ING Life Insurance and Annuity Company	*	ING MidCap Opportunity Fund 4,732 units	**	69,202
ING Life Insurance and Annuity Company	*	ING Sml Company Portfolio Small Cap Fund 2,684 units	**	35,201
ING Life Insurance and Annuity Company	*	CRM Mid Cap Value Fund 2,624 units	**	26,765
ING Fixed Account at contract value	*			1,484,003
Nabi Biopharmaceuticals *		119,854 Common Stock, par value $.10 per share	**	587,285
ING Life Insurance and Annuity Company	*	Money Market Fund	**	24,962
Participant Loans *		Participant loans, interest rates between 4.25% to 10.00% and various maturities		6,407

Total assets held for investment purposes				$12,480,950

*	Represents a party-in-interest

**	Historical cost not required to be presented as investments are participant directed

See accompanying notes and report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NABI SAVINGS & RETIREMENT PLAN

Date: June 29, 2010	By:	Nabi Biopharmaceuticals, Plan Administrator

	By:	/s/ Raafat E.F. Fahim
Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer and acting Chief Financial Officer